UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2004, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, the Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company
Date: December 21, 2004	By:	/s/ Thomas J. Mess
Thomas J. Mess
Secretary, Trustees of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company

EXHIBIT INDEX

Exhibit No.
23	Consent of Deloitte & Touche

The Profit Sharing Retirement Plan Of The
Procter & Gamble Commercial Company

Financial Statements for the Years Ended
June 30, 2004 and 2003, and Supplemental Schedule as of June 30, 2004, and
Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
December 20, 2004

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2004 AND 2003

	2004	2003
ASSETS:
Cash and cash equivalents	$2,353,942	$2,637,247
Investments—at fair value:
The Procter & Gamble Company common stock	26,029,300	20,460,506
The J.M. Smucker Company common stock	164,211	159,878
Mutual funds	13,125,954	11,232,505

Total cash equivalents and investments	41,673,407	34,490,136
Company contributions receivable	2,828,271	2,668,767

NET ASSETS AVAILABLE FOR BENEFITS	$44,501,678	$37,158,903

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$6,324,279	$72,393
Interest and dividend income	454,491	417,794

Net investment income	6,778,770	490,187
Company contributions (net of forfeitures)	3,112,826	3,009,848

Total additions	9,891,596	3,500,035

DEDUCTION—
Benefits paid to participants	2,548,821	5,584,226

NET INCREASE (DECREASE) DURING THE YEAR	7,342,775	(2,084,191)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	37,158,903	39,243,094

End of year	$44,501,678	$37,158,903

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004 AND 2003

1.	PLAN DESCRIPTION

The following description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution pension plan and is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals Puerto Rico, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the “Plan Sponsors”). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (“Company” or “P&G”). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors’ contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the participation percentages by years of service.

Participation
Years of Service	Percentage
1-3	8%
4-6	9%
7-8	10%
9-10	11%
11-12	12%
13-14	13%
15 or more	14%

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an appropriate allocation of the Company’s contributions and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and Company common stock as investment options for participants.

Vesting— Participants are vested 100% upon completion of five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.

Payment of Benefits—On termination of service due to death, disability, termination, or retirement , a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed ten years after the date of death, termination, retirement, or disability.

Forfeitures—Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Company’s annual contributions.

The J.M. Smucker Company Common Stock—In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding P&G common stock received one share of Smucker stock for each fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

Stock Split—In March 2004, the Company’s Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. The financial statements, notes and other references to share data have been restated to reflect the stock split for all periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities including mutual funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments in common stock are valued at the closing price on established security exchanges. The Plan’s investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds’ underlying investments. Income from investments is recognized when earned and is allocated to each participant’s account by the Plan’s record keeper.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently,

management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Benefits Payable—Distributions of benefits are processed on a daily basis; therefore, there were no benefits payable at June 30, 2004 and 2003.

3.	INVESTMENTS

The Plan’s investments at fair value that represented five percent or more of the Plan’s net assets as of June 30, 2004 and 2003, are as follows:

	2004	2003
The Procter & Gamble Company common stock	$26,029,300	$20,460,506
J.P. Morgan Chase Bank Diversified Fund	7,550,463	7,014,539
American Century Equity Index Fund	3,386,703
J.P. Morgan Chase Bank Money Market Fund	2,287,152	2,637,247
J.P. Morgan Chase Bank Disciplined Equity Fund		2,766,274

During the years ended June 30, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Net appreciation (depreciation) in fair value of:
Mutual funds	$1,772,239	$90,071
Common stock	4,552,040	(17,678)

Net appreciation of investments	$6,324,279	$72,393

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2004 and 2003, the Plan held 478,128 and 458,859 shares, respectively of The Procter & Gamble Company common stock with a cost basis of $15,070,316 and $13,147,745, respectively. During the years ended June 30, 2004 and 2003, the Plan recorded dividend income from The Procter & Gamble Company common stock of $428,855 and $399,752, respectively. These transactions qualify as party-in-interest transactions.

The Plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 2004 and 2003.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

6.	INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees’ trust under Section 401(a) of the Internal Revenue Code (“IRC”) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2004 and 2003 and no provision for income taxes has been reflected in the accompanying financial statements.

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SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE COMMERCIAL COMPANY
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR )
as of JUNE 30, 2004

Identity of Issue	Description of Investment	Fair Value
SHORT TERM INVESTMENTS:
J.P. Morgan Chase Bank*	Liquified Cash	$66,790
J.P. Morgan Chase Bank*	Money Market Fund	2,287,152
THE PROCTER & GAMBLE COMPANY*	Common stock, $1.00 stated value 478,128 shares (cost $15,070,316)	26,029,300
THE J.M. SMUCKER COMPANY	Common stock, no par value 3,577 shares (cost $72,661)	164,211
MUTUAL FUNDS:
J.P. Morgan Chase Bank*	Bond Fund	716,965
J.P. Morgan Chase Bank*	Diversified Fund	7,550,463
J.P. Morgan Chase Bank*	International Equity Fund	386,102
American Century	Equity Index Fund	3,386,703
Fidelity	Low-Price Stock Fund	1,013,782
Fidelity	Dividend Growth Fund	71,939

TOTAL ASSETS		$41,673,407

* Party-in-interest